UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

AppFolio, Inc.

(Name of Company)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

03783C100

(CUSIP Number)

Kimberly Shea

IGSB, Inc.

1485 E Valley Road, Suite H

Santa Barbara, CA 93108

(805) 969-9292

With a copy to:

Ben A. Frydman

Stradling Yocca Carlson & Rauth, P.C.

660 Newport Center Drive, Suite 1600

Newport Beach, CA 92660

(949) 725-4150

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 23, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 03783C100	13D	Page 2 of 11 Pages

1.	NAMES OF REPORTING PERSONS IGSB IVP III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,072
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,072

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,072
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended (hereinafter, the “1934 Act”), the beneficial ownership percentage of IGSB IVP III, LLC (hereinafter, “IVP 3”) was determined by dividing the 13,072 Class A Shares of AppFolio, Inc. which IVP 3 beneficially owned on the date of this Amendment No 4 to Schedule 13D, by the 19,214,570 Class A Shares that AppFolio reported as being outstanding on November 1, 2021 (the “Reporting Date”). (For ease of reference, AppFolio, Inc. will sometimes be referred to hereinafter in this Amendment No. 4 as “AppFolio” or the “Company”.)

CUSIP No. 03783C100	13D	Page 3 of 11 Pages

1.	NAMES OF REPORTING PERSONS IGSB Internal Venture Fund III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14.	TYPE OF REPORTING PERSON (see instructions) OO

CUSIP No. 03783C100	13D	Page 4 of 11 Pages

1.	NAMES OF REPORTING PERSONS Investment Group of Santa Barbara, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 13,072
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 13,072

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,072
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%*
14.	TYPE OF REPORTING PERSON (see instructions) OO

*

In accordance with Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial ownership percentage of Investment Group of Santa Barbara, LLC (hereinafter “IGSB LLC”) was determined by dividing the 13,072 Class A Shares beneficially owned by IGSB LLC on the date of this Amendment No 4 to Schedule 13D, by the 19,214,570 Class A Shares that AppFolio reported as being outstanding on the Reporting Date.

CUSIP No. 03783C100	13D	Page 5 of 11 Pages

1.	NAMES OF REPORTING PERSONS Timothy K. Bliss
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,536,531
	8.	SHARED VOTING POWER 13,072
	9.	SOLE DISPOSITIVE POWER 1,536,531
	10.	SHARED DISPOSITIVE POWER 13,072

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,549,603
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13d of the 1934 Act, Mr. Bliss’ beneficial ownership percentage was determined by dividing (i) the sum of the number of outstanding Class A Shares beneficially owned by him, plus the number of the Class A Shares which he had the right to acquire by conversion of his Class B Shares within the 60 days next succeeding December 23, 2021, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on the Reporting Date, plus the number of Class A Shares that Mr. Bliss was entitled to acquire, at any time within the succeeding 60 days, by conversion of his Class B Shares.

CUSIP No. 03783C100	13D	Page 6 of 11 Pages

1.	NAMES OF REPORTING PERSONS Maurice J. Duca
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,795,385
	8.	SHARED VOTING POWER 20,094
	9.	SOLE DISPOSITIVE POWER 6,795,385
	10.	SHARED DISPOSITIVE POWER 20,094

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,815,479
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.5%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the 1934 Act, Mr. Duca’s beneficial ownership percentage was determined by dividing (i) the sum of the outstanding Class A Shares beneficially owned by him, plus the number of Class A Shares which he was entitled to acquire by conversion of his Class B Shares, at any time within the 60 days next succeeding December 23, 2021, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on the Reporting Date, plus the number of Class A Shares that Mr. Duca was entitled to acquire by conversion of his Class B Shares at any time within the next succeeding 60 days.

CUSIP No. 03783C100	13D	Page 7 of 11 Pages

1.	NAMES OF REPORTING PERSONS William R. Rauth III
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) AF, PF
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) (see instructions) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 190,963
	8.	SHARED VOTING POWER 13,072
	9.	SOLE DISPOSITIVE POWER 190,963
	10.	SHARED DISPOSITIVE POWER 13,072

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 204,035
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.1%*
14.	TYPE OF REPORTING PERSON (see instructions) IN

*

In accordance with Section 13(d) of the 1934 Act, Mr. Rauth’s beneficial ownership percentage was determined by dividing (i) the sum of the outstanding Class A Shares beneficially owned by him, plus the number of Class A Shares which he was entitled to acquire by conversion of his Class B Shares, at any time within the 60 days next succeeding December 23, 2021, by (ii) the sum of the number of the Company’s Class A Shares that were outstanding on the Reporting Date, plus the number of Class A Shares that Mr. Rauth was entitled to acquire by conversion of his Class B Shares at any time within the next succeeding 60 days.

CUSIP No. 03783C100	13D	Page 8 of 11 Pages

On July 7, 2015, the persons named in Item 2 below (the “Reporting Persons”) filed with the Securities and Exchange Commission (the “SEC”), pursuant to Rule 13d-2 under the 1934 Act, a Schedule 13D relating to the shares of Class A Common Stock, par value $0.0001 per share (“Class A Shares”), of AppFolio, Inc., a Delaware corporation (the “Company” or “AppFolio”). That Schedule 13D was amended by Amendment No. 1, Amendment No. 2 and Amendment No. 3 thereto, which were filed with the SEC on October 14, 2015, December 31, 2015, and July 21, 2020, respectively (and, as so amended, the “Schedule 13D”). This Amendment No. 4 to Schedule 13D (this “ Amendment”) amends and supplements the Schedule 13D.

The Company most recently reported that, as of November 1, 2021, its outstanding shares of Common Stock were comprised of (i) 19,214,570 Class A Shares, and (ii) 15,453,371 shares of Class B Common Stock (the “Class B Shares”). Each Class B Share is convertible, at any time at the option of the holder, and under certain limited circumstances may automatically convert, into one Class A Share. Except with respect to voting rights, the Class A and Class B Shares are identical in all respects and, except as may be required by applicable law, the holders of the outstanding Class A Shares and the holders of the outstanding Class B Shares vote together as a single class. The holders of Class A Shares are entitled to cast one vote per share, and the holders of Class B Shares are entitled to cast 10 votes per share, on all matters presented to a vote of the Company’s common stockholders. (The Company’s Class A Shares and Class B Shares are sometimes referred to in this Amendment, collectively, as “Company Shares”.)

Item 2.	Identity and Background

This Amendment is being filed on behalf of:

(i)	IGSB IVP III, a California limited liability company (“IVP 3”);

(ii)	IGSB Internal Venture Fund III, a California limited liability company (“IVF 3”).

(iii)	Investment Group of Santa Barbara, LLC, a California limited liability company (“IGSB”), which is the manager of IVP 3 and IVF 3.

(iv)	Timothy K. Bliss, an individual (“Mr. Bliss”), who is one of the directors of the Company;

(v)	Maurice J. Duca, an individual (“Mr. Duca”); and

(vi)	William R. Rauth III, an individual (“Mr. Rauth”), who also is one of the directors of the Company.

As the manager of IVP 3 and IVF 3, IGSB may be deemed to share beneficial ownership over all Company Shares owned by IVP 3 and IVF 3.

Messrs. Bliss, Duca and Rauth are the managing members of IGSB and, therefore, may be deemed to share beneficial ownership, with IGSB, over all of the Company Shares owned by IVP 3 and IVF 3.

This Amendment No. 4 is being filed to report the respective numbers of Company Shares beneficially owned by the Reporting Persons as of December 23, 2021.

Item 3.	Source and Amount of Funds.

Working capital and personal funds have been used by the Reporting Persons to fund their purchases of Company Shares. No borrowings have been used by any of the Reporting Persons to fund their respective purchases of Company Shares.

Item 4.	Purpose of Transaction.

Item 4 of this Schedule 13D remains unchanged.

CUSIP No. 03783C100	13D	Page 9 of 11 Pages

Item 5.	Interest in Securities of the Company.

None of the Reporting Persons effectuated any transactions in Company Shares during the past 60 days, except as follows:

IVP III, IVF 3 and IGSB.

IVP 3. Effective as of December 1, 2021, certain of IVP 3’s investment funds were dissolved and, pursuant to that dissolution, IVP 3 distributed, in the aggregate, 3,554,584 Class B Shares pro rata to the investors in those investment funds. No consideration was paid for any of those Class B Shares by any of IVP 3’s investors and no consideration was received by IVP 3 for the Class B Shares distributed to those investors. As a result of those distributions, IVP 3 no longer beneficially owns any of the Company’s Class B Shares.

IVP 3 continues to own 13,072 Class A Shares, representing approximately 0.07% of the Company’s outstanding Class A Shares. As noted below, IGSB is the manager of IVP 3 and Messrs. Bliss, Duca and Rauth are the sole members of IGSB. Accordingly, IGSB and Messrs. Bliss, Duca and Rauth may be deemed to share beneficial ownership over those 13,072 Class A Shares. However, none of Messrs. Bliss, Duca and Rauth possesses, individually, voting or dispositive power over those Shares and, therefore, each of them disclaims beneficial ownership of those Shares, except to the extent of any pecuniary interest they may have in those Class A Shares.

IVF 3. Effective as of December 1, 2021, certain of IVP 3’s investment funds were dissolved and, pursuant to those dissolutions, IVF 3 distributed a total of 993,627 of the Company’s Class B Shares pro rata to the investors in those investments funds. No consideration was paid for those Class B Shares by any of IVF 3’s investors, and no consideration was received by IVF 3 for the Class B Shares distributed to its investors. As a result of those distributions, IVF 3 no longer beneficially owns any of the Company’s Class B or Class A Shares.

IGSB. As the manager of IVP 3 and IVF 3, IGSB had shared voting and dispositive power over those of the Company’s Class A and Class B Shares that had been beneficially owned by IVP 3 and IVF 3. As a result of the above-described distributions by IVP 3 and IVF 3, as of December 1, 2021, IGSB ceased to own beneficially any Class B Shares. IGSB continues to share, with its members, voting and dispositive power over the 13,072 Class A Shares still owned by IVP 3.

Timothy Bliss.

Prior to December 1, 2021, as one of the members of IGSB, Mr. Bliss shared voting and dispositive power over all 3,554,584 Class B Shares held by IVP 3 and all 993,627 Class B Shares held by IVF 3, together with IGSB’s other members, Maurice Duca and William R. Rauth III. As a result of the above-described distributions of those Class B Shares by IVP 3 and IVF 3, effective December 1, 2021 Mr. Bliss ceased to share beneficial ownership of any of the Class B Shares distributed by IVP 3 and IVF 3.

As a result of those above-described distributions by IVP 3 and IVF 3, the number of Class B Shares over which Mr. Bliss possesses sole beneficial ownership has increased to an aggregate of 1,540,031 Class B Shares.

In addition, as one of the members of IGSB, Mr. Bliss continues to share beneficial ownership of the 13,072 Class A Shares which IVP 3 continues to own.

On December 8, 2021, Mr. Bliss converted 3,500 of the Class B Shares over which he possessed sole voting and dispositive power into a like number of Class A Shares and made charitable gifts of those Class A Shares.

Maurice Duca.

Prior to December 1, 2021, as one of the members of IGSB, Mr. Duca shared voting and dispositive power over all 3,554,584 Class B Shares held by IVP 3 and all 993,627 Class B Shares held by IVF 3, with IGSB and its other members, Timothy K. Bliss and William R. Rauth III. As a result of the above-described distributions of those Class B Shares by IVP 3 and IVF 3, on December 1, 2021 Mr. Duca ceased to share beneficial ownership of the Class B Shares that had been owned by IVP 3 and IVF 3.

CUSIP No. 03783C100	13D	Page 10 of 11 Pages

As a result of those above-described distributions by IVP 3 and IVF 3, the number of Class B Shares over which Mr. Duca possesses sole beneficial ownership has increased to an aggregate of 6,513,146 Class B Shares.

In addition, as of the date of this Amendment, Mr. Duca (i) possesses sole voting and dispositive power over 282,239 of the Company’s Class A Shares and (ii) shares voting and dispositive power over 13,072 Class A Shares and 7,022 Class B Shares.

William R. Rauth III.

Prior to December 1, 2021, as one of the members of IGSB, Mr. Rauth shared voting and dispositive power over all 3,554,584 Class B Shares held by IVP 3 and all 993,627 Class B Shares held by IVF 3, with IGSB and its other members, Timothy Bliss and Maurice Duca. As a result of the above-described distributions of those Class B Shares by IVP 3 and IVF 3, Mr. Rauth’s beneficial ownership of those Class B Shares ceased. Mr. Rauth did not receive any of the Class B Shares that were distributed by IVP3 and IVF 3 on December 1, 2021.

As of the date of this Amendment No. 4 to Schedule 13D, Mr. Rauth possesses beneficial ownership of a total of 204,035 shares of AppFolio’s common stock, which are comprised of (i) 108,859 Class A Shares and 82,104 Class B Shares over which Mr. Rauth possesses sole voting and dispositive power and (ii) 13,072 Class A Shares with respect to which he shares voting and dispositive power.

CUSIP No. 03783C100	13D	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 23, 2021

Investment Group of Santa Barbara, LLC

By:	/s/ KIMBERLY SHEA
Kimberly Shea
Title: Attorney-In-Fact

IGSB IVP III, LLC

By: Investment Group of Santa Barbara, LLC

	By:	/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact

IGSB Internal Venture Fund III, LLC

By: Investment Group of Santa Barbara, LLC

	By:	/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact

Timothy K. Bliss
Maurice J. Duca
William R. Rauth III

/s/ KIMBERLY SHEA
Kimberly Shea, Attorney-In-Fact